GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK
PAYMENT PROTECTION RIDER

General Features

This rider, when added to your Contract, provides for one or more series of variable annuity payments with a minimum income benefit (Guaranteed Payment Floor). The variable annuity payment is recalculated each year, but the Guaranteed Payment Floor remains the same, subject to the provisions below. The Guaranteed Payment Floor is based on the attained age of the younger Annuitant on the earlier of the Annuity Commencement Date and the Income Start Date. This rider does not provide a cash surrender benefit nor a cash withdrawal benefit.

Each series of variable annuity payments under this rider (Payment Protection
Plan) is determined on the date you elect to take such payments (Income Start
Date). You may have a maximum of [five] Payment Protection Plans. We reserve the right to allow additional Payment Protection Plans. A Payment Protection Plan may provide an additional death benefit if the last Annuitant dies after the Income Start Date (see Death Provisions on page [8]).

This rider provides a minimum Guaranteed Payment Floor regardless of the performance of the assets in the Subaccount(s). However, the Owner has an obligation to repay amounts greater than the Level Income Amount from future earnings of the Contract. The rider benefits have not been irrevocably conferred upon the Owner but, instead, a matching liability on the Owner's part has been established through the Adjustment Account. There are two ways for this liability to be extinguished and reduce the Adjustment Account balance to zero. One is through repayment of the advanced amounts by future performance of the Subaccount(s). The other is through a Contract provision that waives the payment of the obligation upon the death of the Owner/Annuitant.

An Adjustment Account is established on the Income Start Date. The Adjustment Account balance will increase if your variable annuity payment is less than the Guaranteed Payment Floor. Therefore, an Adjustment Account balance will be created the first year in which the variable payment amount is less than the Guaranteed Payment Floor. The Adjustment Account balance will decrease if your variable annuity payment is greater than the Guaranteed Payment Floor. Your Monthly Income payment will be limited to the Guaranteed Payment Floor until the balance of the Adjustment Account is zero (see Adjustment Account on page [7]). The Monthly Income provision includes an example that illustrates how the Adjustment Account works.

The Benefit Base is initially equal to the sum of the Purchase Payment applied on the Contract Date. Generally, subsequent Purchase Payments will increase the Benefit Base, but the Company reserves the right to exclude additional Purchase Payments from being applied to the Benefit Base.

On the Income Start Date, some or all of the Benefit Base is converted to Income Base. The Contract Value is reduced proportionally whenever Benefit Base is converted to Income Base. For example, if 50% of the Benefit Base was converted on the Income Start Date, the Contract Value is reduced by 50%.

Form NY5275 9/03                        1

If all Purchase Payments are applied to the Benefit Base and if all of the Benefit Base is converted to Income Base and allocated to a Payment Protection Plan, then the Income Base would equal all Purchase Payments applied to the Contract; provided, that there has not been a reset of the Benefit Base, any withdrawals (including any Surrender Charges) or any Investment Strategy violations.

To receive the full benefit of the rider, you must invest all Purchase Payments according to the Investment Strategy in the Investment Options made available, both before and after the Income Start Date. An Investment Strategy is determined on the Contract Date. If you do not follow the Investment Strategy, there will be a reduction in the Benefit Base before the Income Start Date or the Income Base after Income Start Date by the percentage as shown on the Contract Data Pages (see Investment Strategy on page [3]). Your Guaranteed Payment Floor will also be reduced. Even if your benefit is reduced, you will continue to pay the full amount charged for this rider. If you elect to reset your Benefit Base, you must allocate your assets to the Investment Strategy in effect at the time of the reset (see Reset of Benefit Base on page [5]).

The applicable Investment Strategy is determined on the Contract Date or at a reset of the Benefit Base.

There is a rider charge, which is a daily asset charge that is applied against all amounts in the Subaccounts. Once elected this rider cannot be terminated. If you choose to elect Income Payments under the Contract instead of Monthly Income under the rider, there will be no further rider charges.

All rider terms will have the same meaning as under the Contract, unless otherwise provided. Each Payment Protection Plan will operate as follows:

Terms and Procedures

Additional Death Proceeds - The benefit we will pay to the Designated Beneficiary if the last Annuitant dies after the Income Start Date as described in Death Provisions on page [8].

Adjustment Account - The account that is established when the Monthly Income is calculated on the Income Start Date as described on page [6]. In the event the Adjustment Account has a balance due, which may occur if the Guaranteed Payment Floor is higher than the Level Income Amount, any future Monthly Income will be limited to the Guaranteed Payment Floor until the amount in the Adjustment Account is zero.

Annual Income Amount - The amount equal to Annuity Units multiplied by Annuity Unit value on the Valuation Day each Annuity Year starts for any benefits calculated under this rider as described under Monthly Income on page [5].

Annuity Year - A one-year period beginning on the Income Start Date or on the annual anniversary of the Income Start Date as described under Monthly Income on page [5].

Asset Allocation Model - The Asset Allocation Model shown on the Contract Data Pages.

Benefit Base - The maximum amount used to calculate the available Income Base (see Benefit Base on page [4]).

Designated Subaccounts - The Designated Subaccounts shown on the Contract Data Pages.

Guaranteed Payment Floor - The guaranteed amount of each Monthly Income for a Payment Protection Plan (see Subsequent Annual Income Amounts on page [6] for details).

Income Base - The value on which a Guaranteed Payment Floor is calculated for a Payment Protection Plan as described under Benefit Base on page [4]. Your aggregate Income Base for all Payment Protection Plans can never exceed the maximum Income Base allowed. The maximum Income Base is shown on your Contract Data Pages. The maximum Income Base applies to all contracts that you own with us or one of our affiliated companies.

Income Start Date - The date you elect to begin Monthly Income, if the Annuitant(s) is living on that date. This date must be an annual Contract anniversary and must occur at least 36 months after the latest of the Contract Date, the last reset date of the Benefit Base, or the date that the last Purchase Payment is applied (see Monthly Income on page [5] for further information).

Income Start Value - The portion of Contract Value applied to a Payment Protection Plan that provides for Monthly Income as of the Income Start Date (see Monthly Income on page [5] for further information).

Investment Strategy - The Asset Allocation Model and/or Designated Subaccounts required for this rider (see Investment Strategy on page [3] for details).

Level Income Amount - The amount that would result from applying the Annual Income Amount to a 12-month, period certain, single payment immediate annuity made available to this rider. We will declare the interest rate at the start of each Annuity Year (see Subsequent Annual Income Amounts on page [6] for details).

Monthly Income - The amount paid each month to you on and after the Income Start Date. The amount of the Monthly Income remains constant throughout an Annuity Year. This amount may increase or decrease from Annuity Year to Annuity Year (see Monthly Income on page [5] for details).

Payment Protection Plan - The variable Income Payments that provide Monthly Income at least equal to the Guaranteed Payment Floor while any Annuitant is alive as described in this rider. A plan may provide Additional Death Proceeds if the last Annuitant dies after the Income Start Date (see Monthly Income on page [5] for details).

Investment Strategy

To maximize each Guaranteed Payment Floor, you must allocate all Contract Value to the Investment Strategy. We or our affiliates will provide the Investment Strategies. You must allocate your Contract Value among the following Investment Strategy options shown on the Contract Data Pages for the Payment Protection
Rider:

..    the Designated Subaccounts; and/or
..    the Asset Allocation Model.

You must allocate all Contract Value between the Investment Strategy options. If you use the Designated Subaccounts option, you must specify the percentage to invest in each Designated Subaccount. Under the Asset Allocation Model option, any percentage of Contract Value invested must first be divided into categories in accordance with the percentages shown on the Contract Data Pages. Within each category you must then specify the percentage to invest in each available Subaccount.

On a monthly basis, we will rebalance Contract Value to the Subaccounts in accordance with the percentages that you have chosen. In addition, on any Valuation Day after any transaction involving a withdrawal, receipt of a Purchase Payment or a transfer of Contract Value, we will rebalance Contract Value to the Subaccounts in accordance with the percentages that you have chosen, unless you instruct us otherwise.

Form NY5275 9/03                        3

If you choose to allocate Contract Value without following the Investment Strategy, your Benefit Base will be reduced by the percentage shown on the Contract Data Pages. At least 15 days prior to your next rider anniversary, you may elect to participate in the Investment Strategy we offer at that time, provided we receive notice of your election in a form acceptable to us. If you elect to participate in the Investment Strategy, your Benefit Base will be reset to your Contract Value as of that rider anniversary. The charge for this rider may be reset. The new charge, which may be higher than your previous charge, will never exceed 1% annually.

If on the Income Start Date, you are following the Investment Strategy and you later choose to allocate the value of Annuity Units without following the Investment Strategy, your Income Base will be reduced by the percentage shown on the Contract Data Pages. A reduction of Income Base after the Income Start Date will result in reduction of the Guaranteed Payment Floor and the Additional Death Proceeds. However, if your Benefit Base was reduced due to not following the Investment Strategy and then not reset before your Income Start Date, this adjustment does not apply. On a monthly basis, we will rebalance the value of Annuity Units to the Subaccounts in accordance with the percentages that you have chosen.

Benefit Base

The initial Benefit Base is equal to the sum of the Purchase Payments applied on the Contract Date. The Benefit Base is constant and remains in effect until adjusted as described below.

If you have followed the Investment Strategy from the later of the Contract Date and the date on which the Benefit Base was reset, any additional Purchase Payments applied will be added to the Benefit Base on the prior Valuation Day. We reserve the right to exclude additional Purchase Payments from being applied to the Benefit Base. If we exercise the right to exclude additional Purchase Payments, then we will provide you with 30-day written notice prior to such action.

If your Benefit Base was reduced due to not following the Investment Strategy and then not reset, any additional Purchase Payments applied multiplied by the Benefit Base reduction percentage, shown on the Contract Data Pages, will be added to the Benefit Base on the prior Valuation Day. We reserve the right to exclude additional Purchase Payments from being applied to the Benefit Base.

All withdrawals, including any surrender charges and any premium tax, reduce the Benefit Base. The new Benefit Base is equal to (a) multiplied by (b) divided by
(c), where:

(a) is the Benefit Base on the prior Valuation Day, adjusted for any additional Purchase Payments;
(b) is the Contract Value following the withdrawal; and
(c) is the Contract Value before the withdrawal.

On the Income Start Date, Benefit Base is converted to Income Base. Any withdrawal that occurs on the Income Start Date will be processed before Benefit Base is converted to Income Base. If the Income Start Value is equal to the total Contract Value, 100% of Benefit Base is converted to Income Base. Otherwise only a portion of Benefit Base is converted to Income Base. The new Benefit Base is equal to (a) multiplied by (b) divided by (c), where:

(a) is the Benefit Base on the prior Valuation Day, adjusted for any withdrawals;
(b) is the Contract Value following the conversion; and
(c) is the Contract Value before the conversion.

Following are examples of how the Benefit Base is calculated. These examples are based on purely hypothetical values and are not intended to depict investment performance of the Contract.

Full Conversion of Benefit Base to Income Base
Initial Purchase Payment = $ 100,000
Benefit Base on the prior Valuation Day = $ 100,000
Contract Value before conversion = $ 125,000
Income Start Value = $ 125,000
Income Base = $ 100,000

Partial Conversion of Benefit Base to Income Base - Up Market
Initial Purchase Payment = $ 100,000
Benefit Base on the prior Valuation Day = $ 100,000
Contract Value before conversion = $ 125,000
Income Start Value = Contract Value converted
(as chosen by the Owner) = $50,000
Contract Value following conversion = $ 75,000
Benefit Base following conversion = $ 100,000 x $ 75,000/$ 125,000 = $ 60,000
Income Base = $ 100,000 x $ 50,000/$ 125,000 = $ 40,000

Partial Conversion of Benefit Base to Income Base - Down Market
Initial Purchase Payment = $ 100,000
Initial Benefit Base on the prior Valuation Day = $ 100,000
Contract Value before conversion = $ 80,000
Income Start Value = Contract Value converted
(as chosen by the Owner) = $ 50,000
Contract Value following conversion = $ 30,000
Benefit Base following conversion = $ 100,000 x $ 30,000/$ 80,000 = $ 37,500
Income Base = $ 100,000 x $ 50,000/$ 80,000 = $ 62,500

The Income Base allocated to each Payment Protection Plan is equal to (a) multiplied by (b) divided by (c), where:

(a) is the Benefit Base on the prior Valuation Day, adjusted for any withdrawals;
(b) is the Income Start Value; and
(c) is the Contract Value before the conversion of Benefit Base to Income Base.

Reset of Benefit Base: You may choose to reset your Benefit Base on a rider anniversary. If you do, as of that date, or if that date occurs on a day that is not a Valuation Day, on the next Valuation Day, we will:

..    reset the Benefit Base to your Contract Value;
..    reset the charge for this rider. The new charge, which may be higher than your previous charge, will never exceed 1% annually; and
..    reset the Investment Strategy to the current Investment Strategy.

You must wait at least 36 months after the last of any reset of your Benefit Base before you may begin your Monthly Income. If on any rider anniversary any Annuitant is older than the maximum reset age, you may not reset your Benefit Base. The maximum reset age is shown on the Contract Data Pages.

Monthly Income

You may elect to receive your benefits under this rider or you may elect to receive your benefits under the Contract to which this rider is attached. If you choose to receive Monthly Income payments in accordance with the provisions of the Contract then no further Monthly Income benefits or Death Benefits will be payable under this rider. Any further reference in this rider to Monthly Income will refer to the calculation of benefits under this rider.

Form NY5275 9/03                        5

On the Income Start Date, we will begin your Monthly Income. The Income Start Value will be applied to a Payment Protection Plan. This value is received in payments over the life of the Annuitant(s). Beginning on the Income Start Date, Monthly Income will be calculated annually as of the first Valuation Day of each Annuity Year. If the first day of an Annuity Year does not begin on a Valuation Day, the next Valuation Day will be used in calculating the Monthly Income for that Annuity Year. Monthly Income will not vary during an Annuity Year. The Monthly Income amount may increase or decrease from Annuity Year to Annuity Year.

Monthly Income will be paid to you unless you elect otherwise. The Monthly Income provided by this rider can only be taken as a variable annuity payout. If you are receiving Monthly Income, your Contract will be deemed to have reached its Annuity Commencement Date on the day your Contract Value equals zero. If your Contract Value is greater than zero, you may elect to transfer Monthly Income within the Contract on a prorata basis to the Investment Options in which Contract Value is then allocated. If you have elected to transfer Monthly Income within the Contract and the Contract Value falls to zero, the transfers of Monthly Income will end and Monthly Income will be paid to you. In that event, your Contract will be deemed to have reached its Annuity Commencement Date on the day your Contract Value equaled zero.

The initial Annual Income Amount for each Payment Protection Plan is equal to
(a) multiplied by (b), where:

(a) is the payment rate based upon the gender(s), when applicable, and settlement age(s) of the Annuitant(s), the Income Start Value and the Income Base as of the Income Start Date; and
(b) is the Income Start Value less any premium tax.

For purposes of this rider only, the payment rates are based on the Annuity 2000 Mortality Table, using an Assumed Interest Rate of 3%.

Maximum Age Adjustment: The settlement age(s) is the Annuitant(s)'s age last birthday on the date Monthly Income begins, minus an age adjustment from the table below. The actual age adjustment may be less than the numbers shown.

Year Payments Begin   Maximum Age
-------------------   -----------
  After   Prior To     Adjustment
  -----   --------     ----------
   2000     2026            5
   2025     2051           10
   2050       --           15

Subsequent Annual Income Amounts: The subsequent Annual Income Amounts under the applicable payment plan are determined by means of Annuity Units. The amount of any subsequent Annual Income Amount may be greater or less than the initial amount. We guarantee that each subsequent payment will not be affected by variations in mortality experience from the mortality assumptions on which the first payment is based. We also guarantee that each subsequent payment will not be affected by expenses actually incurred other than taxes on the investment return. The number of Annuity Units is determined by dividing the portion of the initial Annual Income Amount attributable to that Subaccount by the Annuity Unit value for that Subaccount as of the Income Start Date. The dollar amount of each subsequent Annual Income Amount is the sum of the payments from each Subaccount. The payment is determined by multiplying your number of Annuity Units in each Subaccount by the Annuity Unit value for that Subaccount as of the Valuation Day each Annuity Year starts.

The Guaranteed Payment Floor is equal to (a) multiplied by (b) divided by (c), where:

(a) is the Income Base;
(b) is the Guaranteed Payment Floor percentage shown on the Contract Data Pages for the attained age of the single Annuitant or the younger of the Joint Annuitants on the Income Start Date; and
(c) is 12.

The initial Monthly Income is the greater of the Level Income Amount and the Guaranteed Payment Floor. An Adjustment Account is established on the Income Start Date. The value of the Adjustment Account will be the greater of (a) and
(b), where:

(a) is zero; and
(b) is 12 multiplied by the Guaranteed Payment Floor, minus 12 multiplied by the initial Level Income Amount.

The actual Monthly Income in subsequent Annuity Years is the greater of (a) and
(b), where:

(a) is the subsequent Level Income Amount, minus any value in the Adjustment Account as of the date the last Monthly Income was made divided by 12; and
(b) is the Guaranteed Payment Floor.

For Monthly Income in subsequent Annuity Years, the value of the Adjustment Account will be the greater of (a) and (b), where:
(a) is zero; and
(b) is the value of the Adjustment Account as of the date that the last Monthly Income was made, plus 12 multiplied by the actual subsequent Monthly Income, minus 12 multiplied by the subsequent Level Income Amount.

On the Income Start Date, if any Monthly Income would be $100 or less, we reserve the right to reduce the frequency of payments to an interval that would result in each amount being at least $100. If the annual amount is less than $100, we will pay you annually.

Adjustment Account: An Adjustment Account is established on the Income Start Date. If the Level Income Amount is less than the Guaranteed Payment Floor, your Monthly Income will equal the Guaranteed Payment Floor. The Adjustment Account tracks the difference between the Level Income Amount and the Guaranteed Payment Floor when the Level Income Amount is less than the Guaranteed Payment Floor. You will not receive Monthly Income above the Guaranteed Payment Floor unless future performance of the underlying Subaccount(s) is sufficient to reduce the amount in the Adjustment Account to zero. Therefore, poor long-term performance of the underlying Subaccount(s) may result in Monthly Income equal to the Guaranteed Payment Floor, even if the underlying Subaccount(s) performs well in a particular year.

Form NY5275 9/03                        7

Following is an example of Monthly Income calculations that illustrates how an Adjustment Account works. This example is based on purely hypothetical values and is not intended to depict investment performance of the Contract.

                             Guaranteed    Change in   Adjustment                    Net
           Annual    Level     Payment    Adjustment     Account      Monthly      Annual
Annuity    Income   Income      Floor       Account      Balance      Income     Investment
  Year     Amount   Amount    (monthly)    (monthly)   (annually)   (annually)     Return
-------   -------   ------   ----------   ----------   ----------   ----------   ----------
1         $12,000   $1,000     $1,100       $ 1,200      $1,200       $1,100         8.1%
2         $12,600   $1,050     $1,100       $   600      $1,800       $1,100         7.9%
3         $13,200   $1,100     $1,100       $     0      $1,800       $1,100         7.7%
4         $13,800   $1,150     $1,100       -$  600      $1,200       $1,100         7.5%
5         $14,400   $1,200     $1,100       -$1,200      $    0       $1,100         7.3%
6         $15,000   $1,250     $1,100       $     0      $    0       $1,250         7.1%
7         $15,600   $1,300     $1,100       $     0      $    0       $1,300       -20.8%
8         $12,000   $1,000     $1,100       $ 1,200      $1,200       $1,100         8.0%

1. The Income Base is the converted Benefit Base and is assumed to be $ 220,000.

2. The first Annual Income Amount is calculated by applying a rate based on the Annuity 2000 Table and 3% interest to the Income Start Value as of the Income Start Date. The net annual investment return prior to the Income Start Date is assumed to be -1.2%. This is a hypothetical return that allows illustration of the rider benefits when the Level Income Amount is less than the Guaranteed Payment Floor on the Income Start Date.

3. All subsequent Annual Income Amounts are calculated assuming hypothetical investment performance.

4. The Level Income Amount is equal to the Annual Income Amount divided by 12.

5. The Guaranteed Payment Floor is 6% of the Income Base divided by 12.

6. The change in the Adjustment Account balance is equal to the Guaranteed Payment Floor minus the Level Income Amount, multiplied by 12.

7. The Adjustment Account balance is the sum of the changes in the Adjustment Account.

8. The Monthly Income is the greater of the Level Income Amount minus the prior Adjustment Account balance divided by 12, and the Guaranteed Payment Floor.

Death Provisions

The following provisions apply to the rider with regard to the death of any Annuitant.

Special Distribution Rules when Death Occurs Before Monthly Income Starts

If the Designated Beneficiary is a surviving spouse who elects to continue the Contract as the new Owner, this rider will continue.

Special Distribution Rules when Death Occurs on or After Monthly Income Starts

On the Income Start Date, the [Death Benefit] is adjusted. The new [Death Benefit] is (a) multiplied by (b) divided by (c), where:

(a) is the [Death Benefit] prior to the conversion of Benefit Base to Income
Base;
(b) is the Contract Value after the conversion; and
(c) is the Contract Value before the conversion.

If the last Annuitant dies after an Income Start Date, there may be Additional Death Proceeds paid under this rider to the Designated Beneficiary in a lump sum. Under each Payment Protection Plan, the amount of any Additional Death Proceeds will be the greater of (a) and (b), where:

(a) is (i) minus (ii), where:
(i) is the Income Base less any premium tax;
(ii) is the sum of all Monthly Income paid; and
(b) is zero.

Rider Charge

There will be a daily asset charge made for this rider. This charge is added to the Contract's daily asset charge and applied against all amounts in the Subaccounts. This charge is shown on the Contract Data Pages. The charge for this rider may be reset if you choose to reset your Benefit Base. The new charge, which may be higher than your previous charge, will never exceed 1% annually. There will be no further rider charge if benefits are annuitized under the Contract to which this rider is attached.

When this Rider is Effective

The rider becomes effective on the Contract Date. This rider may not be terminated.

Change of Ownership

You may assign the benefits provided by this rider. The Annuitant(s) will not change if you assign the benefits. We must be notified in writing if you assign the benefits of this rider.

If you marry after issue, you may add your spouse as a Joint Owner and Joint Annuitant or as a Joint Annuitant only, subject to our approval.

General Provisions

For purposes of this rider:

..    A non-natural entity Owner must name an Annuitant and may name a Joint
     Annuitant.
..    An individual Owner must also be an Annuitant.
..    If there is only one Owner, that Owner may name his or her spouse as a
     Joint Annuitant.

For GE Capital Life Assurance Company of New York,

David Sloane
President

Form NY5275 9/03                        9